FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

          STOLT-NIELSEN S.A.
 (Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND

(Address of principal executive offices)

        In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding Extraordinary General Meeting of Shareholders for Stolt-Nielsen S.A., a Luxembourg company, to be held on October 17, 2002:

1.
Chairman's letter dated September 16, 2002 in respect of Extraordinary General Meeting.

2.
Notice of Extraordinary General Meeting of Shareholders dated September 16, 2002.

3.
Depositary's Notice (of Citibank N.A.) re Extraordinary General Meeting.

4.
Blank form of front and back of Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on September 18, 2002 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of September 9, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2002

STOLT-NIELSEN S.A.

By:	Alan B. Winsor Attorney-in Fact